Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Smith Dennis M.	2. Issuer Name and Ticker or Trading Symbol Vsource, Inc. (VSRC)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
_X_ Director                    _X_ 10% Owner
_X_ Officer (give             ___ Other (specify
                  title below)                     below)

Chief Financial Officer and Chief Strategy Officer

(Last) (First) (Middle) Unit 501, AXA Centre, 151 Gloucester Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year October 25, 2002
(Street) Wanchai Hong Kong		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A.Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series 4-A Convertible Preferred Stock (1)	(1)	October 25, 2002	(1)	J		383		(1)	(1)	Common Stock	7,660,000	2,000.00	383	D
Series 3-A Convertible Preferred Stock (2)	(2)	October 25, 2002	(2)	J			4,541	(2)	(2)	Common Stock	2,724,600	$60.00	0	D
Series 3-A Convertible Preferred Stock (3)	(3)	October 25, 2002	(3)	J		4,541		(3)	(3)	Common Stock	2,724,600	$60.00		D
Series A Convertible Promissory Notes dated June 25, 2001 of Vsource, Inc.(4)	$0.10	October 25, 2002	(4)	J			$272,498.79	(4)	(4)	Common Stock	2,724,600	$272,498.79	0	D
Explanation of Responses: (1) See Note 1. (2) See Note 2. (3) See Note 3. (4) See Note 4.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Dennis M. Smith **Signature of Reporting Person	October 25, 2002 Date
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Note 1

On October 25, 2002 (the "Closing Date"), in connection with and as a precondition to a sale of new shares of Series 4-A Convertible Preferred Stock (the "Series 4-A Preferred Stock") of Vsource, Inc. (the "Company") to certain purchasers, Mr. Smith exchanged all of the Company's Series 3-A Convertible Preferred Stock ("Series 3-A Preferred Stock") described in Notes 2 and 3 below held by him for shares of new Series 4-A Preferred Stock pursuant to a convertible securities exchange agreement dated as of October 25, 2002. Under this exchange agreement, Mr. Smith received an aggregate of 383 shares of Series 4-A Preferred Stock with an original issue price of $2,000 per share. Each share of Series 4-A Preferred Stock is convertible into that number of shares of the Company's common stock ("Common Stock") equal to the original issue price divided by $0.10 per share. Assuming conversion as of the Closing Date, the 383 shares of Series 4-A Preferred Stock held by Mr. Smith would be convertible into 7,660,000 shares of Common Stock. The exchange of the Series 3-A Preferred Stock for the shares of Series 4-A Preferred Stock immediately followed an exchange by Mr. Smith of a Series A convertible promissory note dated June 25, 2001 (the "Series A Note") held by Mr. Smith (see Note 4 for detail) for the 4,541 shares of Series 3-A Preferred Stock.

Note 2

Mr. Smith exchanged 4,541 shares of the Company's Series 3-A Preferred Stock for an aggregate of 383 shares of Series 4-A Preferred Stock.

Note 3

Mr. Smith acquired 4,541 shares of Series 3-A Preferred Stock, each with an original issue price of $60 per share and convertible into that number of Common Stock equal to the original issue price divided by $0.10 per share. On the Closing Date, the 4,541 shares of Series 3-A Preferred Stock would have been convertible into 2,724,600 shares of Common Stock. Mr. Smith received these shares of Series 3-A Preferred Stock upon the conversion of and in exchange for a Series A Note (see Note 4 for detail) held by Mr. Smith.

Note 4

Mr. Smith exchanged a Series A Note with $272,498.79 of principal and accrued and unpaid interest for 4,541 shares of Series 3-A Preferred Stock. On the Closing Date, the Series A Note was convertible into 2,724,600 shares of Common Stock.